SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


03025810

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


JUL 2003

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______

Commission file number 1-8787

Full title of the Plan:

AMERICAN GENERAL EMPLOYEES' THRIFT AND INCENTIVE PLAN

Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street
New York, N.Y. 10270

American General Employees' Thrift and Incentive Plan

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

American General Employees' Thrift and Incentive Plan
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Accountants

To the Plan Administrator of
American General Employees' Thrift and Incentive Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American General Employees' Thrift and Incentive Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report dated June 14, 2002 expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of 5500, Schedule H – Part IV, line 4i - Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2003



■ Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750 1500
Fax: (713) 750 1501
www.ey.com

Report of Independent Auditors

Plan Administrator
American General Employees' Thrift and Incentive
Plan

We have audited the accompanying statement of net assets available for benefits of the American General Employees' Thrift and Incentive Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 14, 2002

American General Employees' Thrift and Incentive Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Invesco Growth Fund	$ 2,146,467	$ 1,108,918
Invesco Dynamic Fund	3,108,318	2,157,566
Brazos Small Growth Fund	2,190,526	792,090
Invesco Balanced Fund	3,896,159	1,773,419
Invesco 500 Index Trust Fund	46,236,981	52,216,965
AIM International Growth Fund	10,751,372	10,035,251
American General Stable Value Fund*	154,013,193	124,325,588
Putnam Vista Fund	12,667,553	13,000,240
T Rowe Price Small Cap Stock Fund	8,421,918	2,073,469
Vanguard Bond Index Fund	10,408,787	917,205
Vanguard Prime Cap Fund	24,038,773	23,088,881
	277,880,047	231,489,592
Interest in the American General Thrift Plan Master Trust	297,316,303	499,562,830
Participant loans	14,230,455	12,496,036
Total investments	589,426,805	743,548,458
Contributions receivable		
Participants	437,602	1,256,469
Employer	527,357	1,560,542
Net assets available for benefits	$ 590,391,764	$ 746,365,469

*Formerly known as Wells Fargo Stable Return Fund

The accompanying notes are an integral part of these financial statements.

American General Employees' Thrift and Incentive Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Additions		
Additions to net assets attributed to		
Investment (loss) income		
Net appreciation (depreciation) in fair value of investments (Note 4)	$ (24,106,543)	$ 38,060,623
Net investment loss from interest in the American General Thrift Plan Master Trust	(119,494,130)	(2,742,400)
Interest income	714,698	3,580,405
Dividends	770,943	5,043,108
Investment (loss)/income	(142,115,032)	43,941,736
Contributions		
Participants	39,281,500	36,931,540
Employers	2,268,972	21,921,830
	61,550,472	58,853,370
Asset transfer from Valic Thrift Plan (Note 1)	-	150,785,234
Total additions	(80,564,560)	253,580,340
Deductions		
Deductions from net assets attributed to		
Distributions to plan participants	75,036,749	69,970,268
Expenses	372,396	218,008
Asset transfer to Commoloco Thrift Plan (Note 1)	-	1,610,311
Total deductions	75,409,145	71,798,587
Net (decrease)/increase	(156,938,664)	181,781,753
Net assets available for benefits		
Beginning of year	746,365,469	564,583,716
End of year	$ 589,426,805	$ 746,365,469

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The American General Employees' Thrift and Incentive Plan ("the Plan") was established on August 1, 1968. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.

The Plan is sponsored by American General Corporation (the "Company" or "American General" and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is offered to eligible former employees of American General Corporation and certain of its subsidiaries. American General is a wholly owned subsidiary of American International Group, Inc. Salaried and certain regular employees are eligible to participate in the Plan upon their employment commencement date. Non-salaried employees who have completed 1,000 hours of service in one service year are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code").

Effective January 1, 2002, all Company contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investments offered by the Plan.

Effective January 1, 2002, the Plan adopted certain amendments allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective July 1, 2001, the Variable Annuity Life Insurance Company Agents' and Managers' ("VALIC") Thrift Plan merged into the Plan. As a result, net assets of approximately $150 million, representing the individual account balances of participants in the VALIC Thrift Plan, were transferred into the Plan.

Effective July 1, 2001, participants who were residents of Puerto Rico and employees of CommLoCo, Inc. a subsidiary of American General Finance, Inc. located in Puerto Rico, were spun-off into a new plan, the CommLoCo Thrift Plan. As a result of the spin-off, net assets of approximately $1.6 million, representing the individual account balances of participants, were transferred to the CommoLoCo Thrift Plan.

On August 29, 2001, American General was acquired by AIG. As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 of a share of AIG common stock for each American General share.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Participant Accounts
Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions
Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to ten percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of the Code 401(k)(12).

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

For 2002 and 2001, the total amount of participant pretax contributions is limited to $11,000 and $10,500, respectively. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $40,000 in 2002 and $35,000 in 2001. During 2002 and 2001, the total amount of base pay that can be used in determining contributions under the Plan is $200,000 and $170,000, respectively.

Participants are immediately vested in their contributions plus the earnings thereon. Participants immediately become 100 percent vested in the Company contributions made in 1999 and subsequent years.

Any non-vested portion of the Company's contributions made prior to January 1, 1999 will become 100 percent vested upon retirement, attainment of age 65, total disability, or death.

Investment Options
All contributions to the Plan are deposited into one or more of the 12 options managed by AMVESCAP National Trust Company ("AMVESCAP"). The allocation of contributions among the options is determined by each participant.

Distributions
Investments in the Plan are eligible for withdrawal when an employee completes his or her career with the Company, retires, becomes permanently disabled, dies, or is in need of the funds because of a case of hardship, as defined by the Plan. At age 59-1/2 or older, employees may withdraw all or any portion of their vested amounts at any time. Participants who retire, leave the Company or become disabled elect between receiving a lump sum distribution equal to the entire value of their vested account or deferring the funds in the Plan until age 70-1/2 if the account balance is $5,000 or more. Distributions are mandatory for account balances less than $5,000. Participants who retire, become disabled or die, vest immediately in all funds. Beneficiaries receive a lump sum distribution equal to the full value of accounts held by the Plan participants who die. Funds taken

out of the Plan, and not reinvested into another qualified plan, subject the employee to income and 20% withholding taxes on such funds.

Participant Loans
Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Loans at December 31, 2002 have been issued at interest rates between 5.75% and 10.5%. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures
Participants terminating employment forfeit their non-vested interest in the Company's contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions and administrative expense. Participants who terminate and are re-employed with a participating company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document. Forfeitures available to reduce contributions as of December 31, 2002 and 2001 were $126,922 and $82,268, respectively.

2. **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Plan.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These significant estimates include the accumulated plan benefits and fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common collective funds, comprised of the American General Stable Value Fund, the Invesco 500 Index Trust Fund, the Invesco Balanced Fund, the Invesco Dynamics Fund, and the Invesco Growth Fund, are valued based on then-current market values of the underlying assets. Investments in common stock are reported at fair value based on published market prices on the last day of the Plan year. Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

The net (depreciation) appreciation in fair value of investments, including realized gains (losses) and unrealized gains (losses), is reflected in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method accounting.

Distributions
Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

3. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments at December 31, 2001 was as follows:

(in thousands)

Net assets	$ 499,563
Interest in the American General Thrift Plan Master Trust	
Contributions receivable	763
Total net assets	$ 500,326

As described in Note 1, at December 31, 2002 all net assets related to participant directed investments only.

At December 31, 2001 those investments contained both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total was considered non participant-directed.

(in thousands)

Changes in net assets	
Contributions	$ 30,642
Dividends	4,258
Interest	60
Net appreciation	50,900
Net investment loss from interest in the American General Thrift Plan Master Trust	(2,743)
Asset transfer from VALIC Thrift Plan	119,066
Asset transfer to CommoLoco Thrift Plan	(701)
Benefits paid to participants	(49,912)
Interfund transfers	(11,845)
Forfeitures	(93)
Participant fees	(41)
	$ 139,591

4. Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

(in thousands)	2002	2001
Mutual funds	$ (18,672)	$ (9,888)
Common stock	-	50,900
Common collective funds	(5,435)	(2,950)
	$ (24,107)	$ 38,062

5. Master Trust Information

Effective July 1, 2001, the Plan's investment in common stock was held in the American General Thrift Plan Master Trust (the "Master Trust"). The custodian of the Master Trust investments is State Street Bank and Trust Company.

The following table present the fair value of the Master Trust's investments:

(in thousands)	
AIG common stock	$ 367,311
Total net assets	$ 367,311

Investment income and net appreciation in fair value of the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) are as follows:

(in thousands)	
Net depreciation from investments in common stock	$ (146,948)
Interest	464
Total net assets	$ (146,484)

The purpose of the Master Trust is the collective investment of AIG common stock in this Plan and in the American General Agents' and Managers' Thrift Plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions which can be specifically identified and by allocating net income, resulting from the collective investments of the assets of the Master Trust, in proportion to the market value of each participating plan's assets. As of December 31, 2002 and December 31, 2001, the Plan's beneficial interest in the Master Trust represents 80.9% and 82.5% of the total assets, respectively.

6. Federal Income Taxes

The Plan's administrator believes that the trust established under the Plan to hold the Plan's assets is qualified pursuant to Section 401(a) of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes under provision of Section 501(a). In October 22, 2002, the Plan obtained an updated favorable tax determination letter from the Internal Revenue Service.

7. Funding Policy

Employee contributions to the individual participant accounts are made through payroll deductions. The Company's matching contribution is made on the same weekly to semi-monthly basis as the employees' payroll deduction, and both funds are transferred to the trustee for investment in the separate investment funds.

The Plan permits the acceptance of lump-sum rollover contributions from a qualified plan of a prior employer. There is no Company match on any of these contributions.

8. Plan Termination

Although it has not expressed any intent to do so, the Company, has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the participants would become 100 percent vested in their Company contributions.

9. Related Party Transactions

Plan investments consist of shares of mutual funds managed by AMVESCAP and shares of mutual funds. AMVESCAP is the trustee as defined by the Plan and, therefore, these investments qualify as party in interest transactions.

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries.

10. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuation, market volatility and credit quality. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

11. Subsequent Event

Effective January 1, 2003, Vanguard Fiduciary Trust Company ("Vanguard") replaced AMVESCAP as trustee of the Plan.

Effective January 1, 2003, The Vanguard Group replaced Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, as recordkeeper for the Plan.

Effective January 1, 2003, the Plan was merged with the American International Group, Inc. Incentive Savings Plan.

American General Employees' Thrift and Incentive Plan
Form 5500 Classifications
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

Fund Issuer	Description	Fair Value
Invesco*	1,402,920 shares of Invesco Growth Fund	$ 2,146,467
Invesco*	291,587 shares of Invesco Dynamics Fund	3,108,318
Brazos	170,336 shares of Brazos Small Growth Fund	2,190,526
Invesco*	324,951 shares of Invesco Balanced Fund	3,896,159
Invesco*	2,126,816 shares of Invesco 500 Index Trust Fund	46,236,981
AIM*	841,265 shares of AIM International Growth Fund	10,751,372
American General*	14,183,522 shares of American General Stable Value Fund	154,013,193
Putnam	2,114,784 shares of Putnam Vista Fund	12,667,553
T Rowe	391,717 shares of T Rowe Price Small Cap Stock Fund	8,421,918
Vanguard	1,004,983 shares of Vanguard Bond Index Fund	10,408,787
Vanguard	621,800 shares of Vanguard Prime Cap Fund	24,038,773
		277,880,047
American International Group*	Interest in the American General Thrift Plan Master Trust	297,316,303
Loans to Participants*	Loans issued at interest rates between 5.75% and 10.5%	14,230,455
		$ 589,426,805

*Party in interest

Note: Cost not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator Has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GENERAL EMPLOYEES'
THRIFT AND INCENTIVE PLAN

June 30, 2003



Richard Grosiak,
Director-Employee Benefits

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-68640) of American General Employees' Thrift and Incentive Plan of our report dated June 27, 2003 relating to the financial statements and schedule of American General Employees' Thrift and Incentive Plan, which appears in this Form 11-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP

New York, NY
June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the American General Employees' Thrift and Incentive Plan of our report dated June 14, 2002 with respect to the financial statements of the American General Employees' Thrift and Incentive Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Houston, Texas
June 27, 2003